Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated September 10, 2024 to Prospectus dated December 20, 2023

Registration Nos. 333-276165 and 333-276165-01

September 10, 2024

AMERICAN ASSETS TRUST, L.P., AS ISSUER

AMERICAN ASSETS TRUST, INC., AS GUARANTOR

Pricing Term Sheet

$525,000,000 6.150% Senior Notes due 2034

Issuer:	American Assets Trust, L.P.

Guarantor:	American Assets Trust, Inc.

Ratings: (Moody’s / S&P / Fitch)*:	Baa3 / BBB- / BBB

Ratings Outlooks: (Moody’s / S&P / Fitch)*:	Stable / Stable / Stable

Security Type:	Senior Unsecured Notes

Pricing Date:	September 10, 2024

Settlement Date**:	September 17, 2024 (T+5)

Maturity Date:	October 1, 2034

Interest Payment Dates:	April 1 and October 1, beginning April 1, 2025

Principal Amount:	$525,000,000

Benchmark:	3.875% due August 15, 2034

Benchmark Price / Yield:	101-29 / 3.644%

Spread to Benchmark:	+ 255 bps

Yield to Maturity:	6.194%

Coupon:	6.150%

Public Offering Price:	99.671% of the principal amount

Optional Redemption:	Prior to July 1, 2034 (three months prior to the maturity date, the “Par Call Date”), make-whole redemption at the Treasury Rate plus 40 basis points, plus accrued and unpaid interest. On and after the Par Call Date, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. See the preliminary prospectus supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption and the calculation of the redemption price.

CUSIP / ISIN:	02401L AB0 / US02401LAB09

Joint Book-Running Managers:	Wells Fargo Securities, LLC, Mizuho Securities USA LLC, PNC Capital Markets LLC, BofA Securities, Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and U.S. Bancorp Investments, Inc.

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other security rating.

**

It is expected that delivery of the notes will be made against payment therefor on or about September 17, 2024, which will be the fifth business day following the date of the pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the first business day preceding the closing date of this offering will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

The issuer and the guarantor have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the related prospectus in that registration statement and any other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC website at http://www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and the prospectus if you request them by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or emailing wfscustomerservice@wellsfargo.com, by calling Mizuho Securities USA LLC toll-free at 1-866-271-7403, or by calling PNC Capital Markets LLC toll-free at 1-855-881-0697 or emailing pnccmprospectus@pnc.com.